June 7, 2024

Ms. Alison T. White

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Themes ETF Trust, File Nos. 333-271700; 811-23872

Dear Ms. White:

This correspondence responds to comments provided by telephone by the staff of the U.S. Securities and Exchange Commission (the “Staff”) pursuant to its review of Post-Effective Amendment No. 3 (the “Amendment”) to the registration statement for Themes ETF Trust (the “Registrant” or the “Trust”), with respect to the Themes Alcoholic Beverage ETF, Themes Autonomous Driving ETF, Themes Copper Miners ETF, Themes Lithium & Battery Metal Miners ETF, Themes Transatlantic Defense ETF, Themes Uranium & Nuclear ETF, Themes US BuyBack Champions ETF, Themes US Capital Stability Champions ETF, Themes US Infrastructure ETF, Themes US Pricing Power Champions ETF and Themes Waste & Recycling ETF (each, a “Fund” and collectively, the “Funds”) filed on Form N-1A with the Securities and Exchange Commission on April 2, 2024. For your convenience, the comments have been reproduced with responses following each comment. The captions used below correspond to the captions used in the Amendment. All capitalized terms not otherwise defined herein have the meaning given to them in the Amendment.

PROSPECTUS

General

1.	For each Fund, please provide the Staff with the index methodology and a list of likely top ten holdings with sector and geographic exposures.

Response: The index methodology and a list of likely top ten holdings with sector and geographic exposures for each Fund has been provided under separate cover.

2.	Please provide the completed Fees and Expenses table and Example for each Fund.

Response: The completed Fees and Expenses table and Example for each Fund has been provided under separate cover.

3.	For those Funds that have an Exchange Requirement for Index inclusion, please disclose the current eligible exchanges.

Response: The disclosure has been revised to list the current eligible exchanges for the Alcoholic Beverage ETF, the Autonomous Driving ETF, the Copper Miners ETF, the Lithium & Battery Metal Miners ETF, and the Uranium & Nuclear ETF.

4.	Supplementally, inform the Staff whether the Funds have been designed to comply with the new amended Names Rule or the current Names Rule.

Response: The Funds have been designed to comply with Rule 35d-1 (the “Names Rule”) under the Investment Company Act of 1940, as amended effective December 11, 2023.

Themes Alcoholic Beverage ETF

3.	We note that several of the categories in the Alcoholic Beverage Industry, such as Alcohol Logistics and Alcohol Retail, may also receive significant amounts of revenue from themes other than alcoholic beverages. As appropriate, include risk disclosure explaining the potential limitations on the ability of the Fund to isolate thematic exposure from other themes and, to the extent known, address the risks associated with other themes the Fund may be unintentionally exposed to.

Response: Based on the Index Provider’s methodology to identify themes to which a company is exposed, the Registrant believes the current disclosure adequately addresses the risks of investing in the themes that are a principal risk of the Fund.

4.	Consider whether it is appropriate to include in the Fund’s Summary Section disclosure of the risks of investing in China through companies structured as Variable Interest Entities (“VIEs”), as disclosed under “Risk of Investing in China - Special Risk Considerations of Investing in China” in the Additional Information about the Principal Risks of Investing in the Funds section of the Prospectus. Consider this for every Fund to which this risk pertains (Alcoholic Beverage ETF, Autonomous Driving ETF, Copper Miners ETF, Lithium & Battery Metal Miners ETF, and Uranium & Nuclear ETF).

Response: The Registrant has added risk disclosure regarding the investment in China through VIE’s to the Summary Section of the Autonomous Driving ETF under “Special Risk Considerations of Investing in China.” Investing in VIEs is not a principal risk of any of the other Funds.

Themes Autonomous Driving ETF

5.	Consider briefly explaining what “LiDAR (Light Detection and Ranging)” is in the Prospectus.

Response: The disclosure has been revised to state that LiDAR (Light Detection and Ranging) is “a remote sensing method using lasers that can detect objects and estimate distances.”

5.	Consider briefly explaining what “autonomous vehicle transportation fleets” are in the Prospectus.

Response: The disclosure has been revised to state that operating autonomous vehicle transportation fleets is “the management, coordination and maintenance of a group of autonomous vehicles owned by a business, government or non-profit organization.”

Themes Transatlantic Defense ETF

6.	In order to avoid the implication that NATO has endorsed the Fund or that the Fund is in any way related to NATO, please use a different ticker symbol.

Response: The Registrant respectfully declines to change its ticker symbol. The Registrant notes that its request to reserve NATO as its ticker symbol was granted by the Nasdaq Stock Market. The Registrant further notes that NATO is not trademarked by the North Atlantic Treaty Organization. In order to address the possible implications anticipated by the Staff, the Registrant has added the following statement to the disclosure of the Fund’s principal investment strategies in its Summary Section: “The Fund is not endorsed by NATO and is not affiliated with or in any way related to NATO.”

Themes US BuyBack Champions ETF

6.	If true, consider including a statement to the effect that the Fund’s strategy is based on the premise that the stock of a company that purchases its own stock will perform well because share buybacks are a signal to the market that the management of a company believes the company shares are undervalued.

Response: The Registrant does not believe this statement accurately reflects the premise of the Fund’s strategy.

Themes US Infrastructure ETF

7.	The first sentence of the third paragraph under “The Index” states “In order to be included as a part/component of the Parent Index, and therefore to be included in the Index Universe of the Index, companies must be classified in one of the following index categories…” Should the reference to the “Parent Index” refer instead to the index the Fund seeks to track, the Solactive United States Infrastructure Index (the “Index”)? If so, please revise.

Response: The disclosure is correct as written. The classification of companies in the listed index categories is a requirement of the Solactive GBS Global Markets Infrastructure All Cap Index and all companies included in the Index Universe of the Index must be included in the Solactive GBS Global Markets Infrastructure All Cap Index. For clarification, the defined term “Parent Index” has been deleted and the disclosure has been revised to state “In order to be a part/component of the Solactive GBS Global Markets Infrastructure All Cap Index and to be included in the Index Universe of the Index...”

ADDITIONAL INFORMATION ABOUT THE FUNDS – Additional Information About the Indexes

8.	In the section “Additional Information About the Indexes,” it is confusing to use bold type for the disclosures related to the Solactive Indexes and italics for the disclosures related to the BITA Indexes. Consider using the same typeface for both.

Response: The disclosure related to the BITA Indexes has been revised to be in bold type.

If you have any questions regarding the above responses, please do not hesitate to contact me at (513) 708-6391 or Tina.Bloom@practus.com or Karen Aspinall at (949) 629-3928 or Karen.Aspinall@practus.com.

Sincerely,

/s/ Tina H. Bloom
Tina H. Bloom
Trust Counsel

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